

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Via E-mail
Lee-Lean Shu
President, Chief Executive Officer and Chairman
GSI Technology, Inc.
1213 Elko Drive
Sunnyvale, California 94089

>   **Re: GSI Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2016**
>   **Filed June 10, 2016**
>   **File No. 1-33387**

Dear Mr. Shu:

    We refer you to our comment letter dated February 2, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance